UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number 001-33151

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

    Not Applicable

PART I

REGISTRANT INFORMATION

    Hansen Medical, Inc.

Full name of registrant

    Not Applicable

Former name if applicable

    800 East Middlefield Road

Address of principal executive office (Street and number)

    Mountain View, CA 94043

City, state and zip code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

We were unable to file our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 (our “Form 10-Q”) by the prescribed due date of November 9, 2009 because we have not yet completed our investigation of revenue recognition matters that was described in our Current Reports on Form 8-K, filed on October 19, 2009 (our “October 19 Form 8-K”) and November 10, 2009 (our “November 10 Form 8-K”). Until our investigation is completed, we are unable to file our Form 10-Q within the prescribed time period without unreasonable effort or expense. We are working diligently towards completing the restatement arising from our investigation and timely filing our quarterly report on Form 10-Q for the period ended September 30, 2009 by November 16, 2009 within the extension period afforded by Rule 12b-25; however, given the scope and complexity of the review, there can be no assurance that this timing goal will be met.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven M. Van Dick	(650)	404-5800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On October 15, 2009, the audit committee of our board of directors, upon the recommendation of management, concluded that the previously issued financial statements contained in the Company’s annual report on Form 10-K for the year ended December 31, 2008, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008, March 31, 2009 and June 30, 2009 (collectively, the “Prior Periods”) should no longer be relied upon because of errors in those financial statements, some of which arose from potential irregularities outside of the accounting department. Following the filing of our October 19 Form 8-K, we continued our investigation and, on November 9, 2009, the audit committee of our board of directors, upon recommendation of management, concluded that the previously issued financial statements contained in our annual report on Form 10-K for the year ended December 31, 2007 (the “2007 Period”) should also no longer be relied upon because of an error in those financial statements regarding the recognition of revenue on one Sensei Robotic Catheter System sold to a distributor in the quarter ending December 31, 2007. Through June 30, 2009, we shipped 68 Sensei Robotic Catheter Systems based on valid customer purchase orders for which revenue was recognized. We have received full payment for all but one of these systems. This one system that we have not been paid for was reported as recognized revenue in the quarter ended June 30, 2009. We have identified systems for which revenue should have been recognized in a later period than the period in which it was recognized and revenue on systems that should have been deferred.

The disclosures in our October 19 Form 8-K, our November 10 Form 8-K and this Form 12b-25 are the result of an investigation by our audit committee, with the assistance of independent outside counsel, that commenced following our receipt in August 2009 of an anonymous “whistleblower” report alleging a single irregularity that resulted in improper revenue recognition in the quarter ended December 31, 2008. As a result of the investigation to date, we have determined that there are other irregularities that resulted in improper revenue recognition and that there are other instances where revenue recognition occurred prior to the completion of all our obligations to customers. In addition, the investigation has identified facts not previously reported to our accounting department that have led to a determination that distributors were not independently capable of installing systems and/or clinically training end users at the time we recognized revenue on systems purchased by distributors. Therefore, revenue on such systems should have been deferred until installation and training had occurred at the distributor’s end user.

Our review is ongoing so we are not yet able to estimate the extent and timing of adjustments that will be required to our financial statements for the Prior Periods or the 2007 Period. We are also reviewing the restatement’s effect on our internal control over financial reporting and our disclosure controls and procedures. We will not reach a final conclusion on our internal control over financial reporting or disclosure controls and procedures until completion of the restatement process. Since our reported results of operations for the three and nine months ended September 30, 2008 are subject to restatement, we are unable at this time to provide a narrative and quantitative explanation of the changes in our results of operations for the three and nine months ended September 30, 2009 beyond the narrative explanation provided herein.

This Form 12b-25 contains forward-looking statements that involve risks, uncertainties, assumptions and other factors which, if they do not materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, statements about our intention to restate our financial statements, the type and extent of matters reflected in such restated financial statements, the timing of filing of our restated financial statements and our quarterly report on Form 10-Q for the period ended September 30, 2009, and statements containing the words “plan,” “expects,” “believes,” “goal,” “estimate,” and similar words. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected in such statements due to various factors, including but not limited to: the time necessary to complete our investigation and review; the final conclusions of our audit committee, board of directors and independent registered public accounting firm concerning matters related to our revenue recognition and other potential adjustments to our financial statements following the completion of our investigation and review; the review and audit by our independent registered public accounting firm of our financial statements; the risk that these activities will not be completed before November 16, 2009; and other risks more fully described in the “Risk Factors” section of our quarterly report on Form 10-Q for the quarter ended June 30, 2009 filed with the Securities and Exchange Commission on August 6, 2009.

    Hansen Medical, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 10, 2009	By:	/s/ Steven M. Van Dick
Steven M. Van Dick
Chief Financial Officer